

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Xiaohua Qu
Chief Executive Officer
Canadian Solar Inc.
545 Speedvale Avenue West
Guelph, Ontario , Canada N1K 1E6

> **Re: Canadian Solar Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33107**

Dear Xiaohua Qu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: David Zhang